Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/07	12/31/08	Security	portfolio	% Index[1]		Description
1	1	America Movil	3.7	1.4		Latin America's largest cellular communications provider.
4	2	Samsung Electronics	3.1	2.2		Korea's top electronics manufacturer and a global leader in semiconductor production.
18	3	China Shenhua Energy	2.8	0.3		Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
3	4	Taiwan Semiconductor Manufacturing	2.3	1.4		One of the world's largest semiconductor manufacturers.
30	5	Harmony Gold Mining	2.2	0.2		One of South Africa's largest gold mining companies.
25	6	Petroleo Brasileiro - Petrobras	2.1	2.9		One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
185	7	Reliance Industries	1.9	0.8		Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
69	8	Vale do Rio Doce	1.7	1.9		The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
113	9	AngloGold Ashanti	1.5	0.4		One of the world's largest gold producers.
62	10	Bharti Airtel	1.4	0.0		India's leading telecommunications services provided.

		Total companies 1 through 10	22.7	11.5

51	11	Industrial and Commercial Bank of China	1.4	1.1		A state-owned commercial bank in China and one of the world's largest banks.
31	12	Cemig	1.4	0.2		Generates and distributes electricity in the Brazilian state of Minas Gerais.
7	13	Telekomunikasi Indonesia	1.3	0.3		The dominant telecommunications services provider in Indonesia.
15	14	Banpu	1.3	0.0	2	Thailand-based energy company focused on coal mining and coal-fired power generation.
77	15	Anhui Conch Cement	1.3	0.1		China's largest producer and seller of cement and commodity clinker.
85	16	Sasol	1.1	0.9		Produced synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
9	17	DLF Ltd.	1.1	0.1		Major real estate development company based in India.
n/a	18	Telmex	1.1	0.3		The dominant provider of fixed telecommunications services in Mexico.
84	19	China Mobile Ltd.	1.0	3.1		The leading provider of cellular telecommunications services in China.
n/a	20	Telmex International	1.0	0.2		Telecom operator mainly serving Brazil and Colombia, with an additional presence in Argentina, Chile, Ecuador and Peru.

		Total companies 1 through 20	34.7	17.8

1MSCI Emerging Markets Investable Market Index
[2]Holding is less than 0.05% of the index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	12/31/08	12/31/09		12/31/07	12/31/08	12/31/08
ENERGY	11.1	13.9	13.1	FINANCIALS	11.4	9.6	22.5
China Shenhua Energy		2.8		Industrial and Commercial Bank of China		1.4
Petroleo Brasileiro - Petrobras		2.1		DLF Ltd.		1.1
Reliance Industries		1.9		Bank of China		0.7
Banpu		1.3		Grupo Financiero Inbursa		0.7
Sasol		1.1		China Construction Bank		0.6
Rosneft		0.9		OTHERS		5.1
China National Offshore Oil		0.9
OTHERS		2.9		INFORMATION TECHNOLOGY	11.4	12.0	11.2
				Samsung Electronics		3.1
				Taiwan Semiconductor Manufacturing		2.3
MATERIALS	16.0	11.9	12.7	BYD		0.8
Harmony Gold Mining		2.2		Hon Hai Precision Industry		0.7
Vale do Rio Doce		1.7		Gmarket		0.6
AngloGold Ashanti		1.5		NHN		0.6
Anhui Conch Cement		1.3		OTHERS		3.9
Taiwan Cement		0.8
Ambuja Cements		0.5
OTHERS		3.9		TELECOMMUNICATION SERVICES	12.5	16.4	12.3
				America Movil		3.7
				Bharti Airtel		1.4
INDUSTRIALS	11.3	7.2	8.9	Telekomunikasi Indonesia		1.3
China High Speed Transmission Equipment		0.8		Telmex		1.1
China Railway Construction		0.6		China Mobile Ltd.		1.0
CCR		0.5		Telmex International		1.0
OTHERS		5.3		Bezeq		0.8
				Taiwan Mobile		0.7
				Telekomunikacja Polska		0.7
				OTHERS		4.7

CONSUMER DISCRETIONARY	9.1	7.3	6.0	UTILITIES	1.9	3.7	3.9
Shangri-La Asia		0.6		Cemig		1.4
LG Electronics		0.5		Enersis		1.0
New Oriental Education & Technology Group		0.5		OTHERS		1.3
OTHERS		5.7
				OTHER	1.2	1.3	0.0
				Capital International Private Equity Fund IV		0.4
				OTHERS		0.9
CONSUMER STAPLES	6.7	6.2	6.3
Perdigao		0.6
Kimberly-Clark de Mexico		0.5		Total equity	93.9	90.3	100.0
Wilmar International		0.5		Fixed income	0.4	2.7
OTHERS		4.6		Cash and equivalents	5.7	7.0
				Total assets	100.0	100.0

HEALTH CARE	1.3	0.8	3.1
Bumrungrad Hospital		0.4
OTHERS		0.4

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

				Overweight	ENERGY
					CONSUMER DISCRETIONARY
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER

				Underweight	MATERIALS
					INDUSTRIALS
					CONSUMER STAPLES
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/08
LATIN AMERICA	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	19.9
BRAZIL	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	12.2
MEXICO	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	4.9
CHILE	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.4
ARGENTINA	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.2
PERU	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.6
REPUBLIC OF COLOMBIA	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.6
VENEZUELA	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	13.8
INDIA	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	7.0
MALAYSIA	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.2
INDONESIA	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	1.5
THAILAND	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.5
PHILIPPINES	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	0.5
PAKISTAN	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1
SRI LANKA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0

FAR EAST ASIA	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	43.2
SOUTH KOREA	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	13.8
CHINA	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	17.5
TAIWAN	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	11.9
HONG KONG	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	0.0

EUROPE/MIDDLE EAST/AFRICA	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	23.1
RUSSIAN FEDERATION	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	5.1
SOUTH AFRICA	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	8.8
ISRAEL	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	3.3
POLAND	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.6
TURKEY	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.5
HUNGARY	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.6
CZECH REPUBLIC	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.8
EGYPT	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.8
MOROCCO	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.6
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0
NIGERIA	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
CROATIA	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ZAMBIA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	0.0

Total equity	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	100.0
Fixed income	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7
Cash & equivalents	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	12/31/08	12/31/08		12/31/07	12/31/08	12/31/08
LATIN AMERICA	14.0	21.2	19.9	EMERGING EUROPE/MIDDLE EAST/AFRICA	26.4	14.8	23.1
BRAZIL	7.2	10.3	12.2	SOUTH AFRICA	6.0	6.5	8.8
MEXICO	5.9	8.9	4.9	RUSSIAN FEDERATION	11.7	3.1	5.1
CHILE	0.4	1.8	1.4	ISRAEL	1.8	1.6	3.3
PERU	0.0	0.1	0.6	POLAND	0.5	0.7	1.6
REPUBLIC OF COLOMBIA	0.3	0.1	0.6	TURKEY	1.7	0.9	1.5
ARGENTINA	0.2	0.0	0.2	EGYPT	3.6	1.1	0.8
				CZECH REPUBLIC	0.0	0.3	0.8
SOUTHEAST ASIA	18.0	16.1	13.8	HUNGARY	0.0	0.2	0.6
INDIA	7.2	7.9	7.0	MOROCCO	0.1	0.1	0.6
MALAYSIA	4.8	2.8	3.2	SULTANATE OF OMAN	0.3	0.2	0.0
INDONESIA	2.7	2.3	1.5	CROATIA	0.1	0.1	0.0
THAILAND	1.7	2.0	1.5	KAZAKHSTAN	0.5	0.0	0.0
PHILIPPINES	1.3	1.0	0.5	UNITED ARAB EMIRATES	0.1	0.0	0.0
PAKISTAN	0.1	0.0	0.1
SRI LANKA	0.2	0.1	0.0
				OTHER[2]	5.3	3.6	0.0
FAR EAST ASIA	30.2	34.6	43.2
CHINA	10.1	19.3	17.5
SOUTH KOREA	9.2	7.3	13.8	Total equity	93.9	90.3	100.0
TAIWAN	9.7	7.0	11.9	Total fixed income	0.4	2.7
HONG KONG	1.2	1.0	0.0	Total cash and equivalents	5.7	7.0
				Total assets	100.0	100.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.85	-12.74	1st qtr.	2.06	2.06	1.20	1.80
February	4.84	4.84	7.26	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.51	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.67	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.62	7.86	Year 2005	34.79	38.36	30.31	34.00
May	2.15	2.15	1.32	1.61	2004
June	-9.31	-9.31	-10.38	-10.20	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	-3.86	-3.86	-3.98	-3.59	3rd qtr.	7.65	7.65	7.39	8.14
August	-7.31	-7.31	-8.15	-7.90	4th qtr.	13.66	15.44	16.81	17.24
September	-15.60	-15.60	-18.04	-17.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	-24.79	-24.79	-27.71	-27.04
October	-25.98	-25.98	-27.80	-27.68
November	-6.52	-6.52	-7.46	-7.35
December	4.50	7.99	8.16	8.35
4th qtr.	-27.69	-25.28	-27.74	-27.40
Year 2008	-51.12	-49.49	-54.91	-53.78

Lifetime return
Cumulative%	1,470.34	2,397.44	__	__
Annualized%	12.97	15.31	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.85	-12.74	1st qtr.	2.06	2.06	1.20	1.80
February	4.84	4.84	7.26	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.51	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.67	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.62	7.86	Year 2005	34.79	38.36	30.31	34.00
May	2.15	2.15	1.32	1.61	2004
June	-9.31	-9.31	-10.38	-10.20	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	-3.86	-3.86	-3.98	-3.59	3rd qtr.	7.65	7.65	7.39	8.14
August	-7.31	-7.31	-8.15	-7.90	4th qtr.	13.66	15.44	16.81	17.24
September	-15.60	-15.60	-18.04	-17.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	-24.79	-24.79	-27.71	-27.04
October	-25.98	-25.98	-27.80	-27.68
November	-6.52	-6.52	-7.46	-7.35
December	4.50	7.99	8.16	8.35
4th qtr.	-27.69	-25.28	-27.74	-27.40
Year 2008	-51.12	-49.49	-54.91	-53.78

Lifetime return
Cumulative%	1,470.34	2,397.44	__	__
Annualized%	12.97	15.31	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets IMI with no dividends thereafter.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2008

	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	-25.13	-49.11	-0.81	10.57	10.73	6.39	14.49	16.33
- net of operating expenses	-25.27	-49.49	-1.50	9.80	9.96	5.60	13.54	15.31

MSCI Emerging Markets IMI with net dividends reinvested	-27.40	-53.78	-5.21	7.46	8.95	2.50	9.94	10.49

MSCI World Index with net dividends	-21.67	-40.44	-7.73	-0.10	-0.26	4.93	5.28	7.02

MSCI EAFE Index with net dividends	-19.93	-43.25	-7.15	1.90	1.03	3.75	3.35	6.30

S&P 500 Index with income reinvested	-21.95	-36.99	-8.36	-2.19	-1.38	6.44	8.38	8.34

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Componsite Index with gross dividends reinvested from inception through 12/31/87, MSCI Emerging Markets Index with gross dividends reinvested through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2008

	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	-25.13	-49.11	-0.81	10.57	10.73	6.39	14.49	16.33
- net of operating expenses	-25.27	-49.49	-1.50	9.80	9.96	5.60	13.54	15.31

MSCI Emerging Markets IMI with net dividends reinvested	-27.40	-53.78	-5.21	7.46	8.95	2.50	9.94	10.49

MSCI World Index with net dividends	-21.67	-40.44	-7.73	-0.10	-0.26	4.93	5.28	7.02

MSCI EAFE Index with net dividends	-19.93	-43.25	-7.15	1.90	1.03	3.75	3.35	6.30

S&P 500 Index with income reinvested	-21.95	-36.99	-8.36	-2.19	-1.38	6.44	8.38	8.34

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Componsite Index with gross dividends reinvested from inception through 12/31/87, MSCI Emerging Markets Index with gross dividends reinvested through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	12/31/08	12/31/08		12/31/07	12/31/08	12/31/08
ENERGY	11.1	13.9	13.1	HEALTH CARE	1.3	0.8	3.1
ENERGY EQUIPMENT & SERVICES	0.6	0.2	0.0	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	10.5	13.7	13.1	HEALTH CARE PROVIDERS & SERVICES	0.5	0.7	0.2
MATERIALS	16.0	11.9	12.7	PHARMACEUTICALS	0.8	0.1	2.8
CHEMICALS	2.6	0.6	2.3	FINANCIALS	11.4	9.6	22.5
CONSTRUCTION MATERIALS	3.5	3.3	1.3	COMMERCIAL BANKS	6.7	4.8	14.2
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.6	0.5	0.3
METALS & MINING	9.3	7.2	8.6	DIVERSIFIED FINANCIAL SERVICES	0.5	0.5	1.8
PAPER & FOREST PRODUCTS	0.6	0.8	0.4	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	11.3	7.2	8.9	CAPITAL MARKETS	0.1	0.0	0.9
AEROSPACE & DEFENSE	0.6	0.1	0.2	INSURANCE	0.7	0.5	2.8
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.0	0.3
CONSTRUCTION & ENGINEERING	6.6	2.8	2.0	REAL ESTATE MANAGEMENT & DEVELOPMENT	2.7	3.3	2.1
ELECTRICAL EQUIPMENT	1.7	1.2	0.8
INDUSTRIAL CONGLOMERATES	1.0	0.6	2.0	INFORMATION TECHNOLOGY	11.4	12.0	11.2
MACHINERY	0.2	0.6	1.2	INTERNET SOFTWARE & SERVICES	0.4	2.3	0.6
TRADING COMPANIES & DISTRIBUTORS	0.0	0.1	0.4	IT SERVICES	0.4	0.4	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.2	SOFTWARE	0.0	0.4	0.4
AIR FREIGHT & LOGISTICS	0.1	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.2	0.0	0.3
AIRLINES	0.2	0.1	0.3	COMPUTERS & PERIPHERALS	1.4	0.8	1.6
MARINE	0.1	0.1	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	3.6	2.3	2.0
ROAD & RAIL	0.0	0.3	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.4	5.8	5.2
TRANSPORTATION INFRASTRUCTURE	0.8	1.3	0.7	TELECOMMUNICATION SERVICES	12.5	16.4	12.3
CONSUMER DISCRETIONARY	9.1	7.3	6.0	DIVERSIFIED TELECOMMUNICATION SERVICES	2.9	6.5	4.6
AUTO COMPONENTS	0.8	0.4	0.5	WIRELESS TELECOMMUNICATION SERVICES	9.6	9.9	7.7
AUTOMOBILES	0.5	0.3	0.8	UTILITIES	1.9	3.7	3.9
HOUSEHOLD DURABLES	0.0	0.5	0.8	ELECTRIC UTILITIES	1.4	2.9	2.1
LEISURE EQUIPMENT & PRODUCTS	0.2	0.3	0.1	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.8	0.4	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.2	1.3	0.7	WATER UTILITIES	0.2	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.3	0.9	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.3	0.6	1.1
MEDIA	1.6	1.3	1.2	OTHER	1.2	1.3	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.2	1.3	0.0
INTERNET & CATALOG RETAIL	0.8	0.0	0.1
MULTILINE RETAIL	0.7	0.6	0.5	Total equity	93.9	90.3	100.0
SPECIALTY RETAIL	1.9	1.0	0.6	Total fixed income	0.4	2.7
CONSUMER STAPLES	6.7	6.2	6.3	Total cash and equivalents	5.7	7.0
FOOD & STAPLES RETAILING	1.1	1.7	1.5	Total assets	100.0	100.0
BEVERAGES	2.2	1.0	1.2
FOOD PRODUCTS	2.9	2.0	2.1
TOBACCO	0.2	0.3	0.7
HOUSEHOLD PRODUCTS	0.3	1.2	0.5
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.

Fund profile
Emerging Markets Growth Fund as of December 31, 2008

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2008	2007	2006	2005	2004	América Móvil			3.7
Fund assets ($ millions)			$13,925	$15,380	$11,100	$13,632	$15,758	Samsung Electronics			3.1
Ratio of net investment income to average net assets			2.48%	1.39%	1.57%	1.96%	1.64%	China Shenhua Energy			2.8
Expense ratio (including non-U.S. taxes)			0.67%	0.70%	0.72%	0.71%	0.71%	Taiwan Semiconductor Manufacturing			2.3
Portfolio turnover			57.50%	52.19%	38.48%	29.98%	35.35%	Harmony Gold Mining			2.2
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Petroleo Brasileiro - Petrobras			2.1
Oil, gas & consumable fuels	13.7	China					19.3	Reliance Industries			1.9
Wireless telecommunication services	9.9	Brazil					10.3	Vale do Rio Doce			1.7
Metals and mining	7.2	Mexico					8.9	AngloGold Ashanti			1.5
Semiconductors & semiconductor equipment	5.8	India					7.9	Bharti Airtel			1.4
Commercial banks	4.8	South Korea					7.3

Rates of return for periods ending December 31, 2008[1]								Asset mix
											Total
	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Stocks	Bonds	Cash	assets
EMGF	-25.27%	-49.49%	-1.50%	9.80%	9.96%	5.60%	13.54%	90.3%	2.7%	7.0%	$7.5bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile
Emerging Markets Growth Fund as of December 31, 2008

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2008	2007	2006	2005	2004	América Móvil			3.7
Fund assets ($ millions)			$13,925	$15,380	$11,100	$13,632	$15,758	Samsung Electronics			3.1
Ratio of net investment income to average net assets			2.48%	1.39%	1.57%	1.96%	1.64%	China Shenhua Energy			2.8
Expense ratio (including non-U.S. taxes)			0.67%	0.70%	0.72%	0.71%	0.71%	Taiwan Semiconductor Manufacturing			2.3
Portfolio turnover			57.50%	52.19%	38.48%	29.98%	35.35%	Harmony Gold Mining			2.2
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Petroleo Brasileiro - Petrobras			2.1
Oil, gas & consumable fuels	13.7	China					19.3	Reliance Industries			1.9
Wireless telecommunication services	9.9	Brazil					10.3	Vale do Rio Doce			1.7
Metals and mining	7.2	Mexico					8.9	AngloGold Ashanti			1.5
Semiconductors & semiconductor equipment	5.8	India					7.9	Bharti Airtel			1.4
Commercial banks	4.8	South Korea					7.3

Rates of return for periods ending December 31, 2008[1]								Asset mix
											Total
	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Stocks	Bonds	Cash	assets
EMGF	-25.27%	-49.49%	-1.50%	9.80%	9.96%	5.60%	13.54%	90.3%	2.7%	7.0%	$7.5bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.